

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

September 8, 2016

Via E-mail
Mr. Andrew P. Swiger
Principal Financial Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 1-02256**

Dear Mr. Swiger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Properties, page 5

Proved Undeveloped Reserves, page 7

1. As part of your discussion relating to the changes in proved undeveloped reserves that occurred during 2015, you identify an addition to your reserves of approximately 1.7 GOEB. This figure appears to represent an aggregation of the changes attributable to two separate factors, e.g. extensions and purchases.

    Your disclosure should reconcile the overall change in the net quantities by separately identifying and quantifying each factor that contributed to a material change so that the change between periods is fully explained. To the extent that two or more factors contribute to a material change, you should indicate the net amount attributable to each factor.

Expand your disclosure to quantify the changes in net reserves accompanied by a narrative explanation relating to such individual factors as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions, divestitures and the net reserves converted during 2015 from proved undeveloped to proved developed. See Item 1203(b) of Regulation S-K.

Management's Discussion and Analysis

Critical Accounting Estimates, page 56

Impact of Oil and Gas Reserves, Prices and Margins on Testing for Impairment, page 57

2.   You disclose that in light of continued weakness in the upstream industry environment in late 2015, you undertook an effort to assess your major long-lived assets most at risk for potential impairment. You further disclose that the results indicate that the future undiscounted cash flows associated with these assets substantially exceed their carrying values, and that the assessment reflects crude and natural gas prices that are generally consistent with the long-term price forecasts published by third-party industry experts.

Please tell us in more details the pricing assumptions used in your asset impairment assessment including:

- The specific prices and time periods used, as well as the basis for each;

- How the prices reflect the external evidence represented by current prices at and around December 31, 2015, including how they are "generally consistent" with published long-term prices;

- How the prices were used to develop cash flow projections, both for near-term and longer-term years; and,

- How the prices compared to the prices used in your most recent budgets or forecasts approved by management.

As part of your response, explain how your use of these prices takes into consideration the requirements of FASB ASC paragraphs 360-10-35-29 to 35.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 68

Note 1 - Summary of Accounting Policies - Property, Plant and Equipment, page 69

3.   Regarding the disclosure "In the event that the unit-of-production method does not result
        in an equitable allocation of cost over the economic life of an upstream asset, an
        alternative such as the straight-line method is used", tell us the following:

   •   Explain to us how you determine whether an allocation of cost is "equitable";

   •   Identify any specific properties to which this policy has been applied, and describe
        the reasons why the unit-of-production method did not result in an "equitable"
        allocation of cost; and,

   •   Describe the specific alternative methods used for the specific properties to which any
        such methods were applied.

4.   Your disclosure indicates that you do not view "temporarily" low prices or margins as a
        trigger event for conducting impairment tests. Expand this disclosure to clarify how you
        determine whether low prices or margins are temporary and to explain how you consider
        items such as the decrease in your standardized measure between December 31, 2014 and
        December 31, 2015 or the recurring quarterly losses reported in your US upstream
        operations during 2015 and the first half of 2016 in assessing whether a triggering event
        has occurred.

Note 10 - Accounting for Suspended Exploratory Well Costs, page 77

5.   Disclosure under this note suggests that suspended well costs include amounts
        attributable to the Rosneft joint venture. However, disclosure under Note 7 - Equity
        Company Information suggests that the Rosneft joint venture is reported as an equity
        company and is reported under the balance sheet caption Investments, Advances and
        Long-Term Receivables. If suspended well costs attributable to the Rosneft joint venture
        are included in the amounts reported under Note 10, explain your basis for this and, given
        the existing sanctions applicable to the joint venture, explain why continued
        capitalization of these costs is appropriate. See FASB ASC paragraph 932-630-35-13.

6.   Regarding the suspended well costs attributable to your Horn River project, address the
        following:

   •   Explain to us the current status of the project;

   •   Describe any changes in the status or the nature and timing of all planned future
        activities between 2014 and 2015;

   •   Explain whether and how the lower project activity in Canada described elsewhere in
        your filing will impact the project; and,

Mr. Andrew P. Swiger
Exxon Mobil Corporation
September 8, 2016

Explain how you have evaluated the criteria in FASC ASC paragraphs 932-360-35-13 and 932-360-35-18 through 20 in determining that continued capitalization of these costs is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang - Staff Accountant at (202) 551-3867 or Brad Skinner - Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin - Petroleum Engineer at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources